Exhibit 99.2

SAIHEAT Limited

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: SAIH)

FORM OF PROXY CARD FOR EXTRAORDINARY GENERAL MEETING
to Be Held on April 24, 2026

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy card (the “Form of Proxy Card”) is furnished in connection with the solicitation by the Board of Directors of SAIHEAT Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding class A ordinary shares of a par value of US$0.0015 each (the “Class A Ordinary Shares”) and convertible class B ordinary shares of a par value of US$0.0015 each (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) to be exercised at an Extraordinary General Meeting of the Company (the “EGM” or “Extraordinary General Meeting”) to be held virtually at http://www.virtualshareholdermeeting.com/SAIH2026SM on April 24, 2026 at 9 a.m Eastern Standard Time, and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on March 26, 2026 (the “Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. As of the close of business on the Record Date, we expect that 22,024,624  Class A Ordinary Shares and 642,043 Class B Ordinary Shares will be issued and outstanding.

The holders of a majority of the Class B Ordinary Shares being individuals present in Person or by proxy or if a corporation or other non-natural Person by its duly authorised representative or proxy shall be a quorum for all purposes; provided, that the presence in person or by proxy of holders of a majority of the Class B Ordinary Shares shall be required in any event.

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in their discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy Card. Where the chair of the EGM acts as proxy and is entitled to exercise their discretion, they have indicated they will vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by returning the marked, signed and dated proxy card (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the postage-paid envelope provided, or returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or (ii) by voting via internet during the EGM or before the EGM using the control number and instructions provided on the proxy card up until 11:59 p.m. Eastern Time on April 23, 2026 (the “Cut-off”), or (iii) by voting via phone before the Cut-off following instructions provided on the proxy card.

To be valid, this Form of Proxy Card must be completed, signed and returned (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the postage-paid envelope we have provided or returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible so that it is received before the Cut-off for holding the EGM, or to follow the internet and phone voting instructions as instructed elsewhere in this proxy card.

SAIHEAT Limited
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: SAIH)

FORM OF PROXY CARD FOR EXTRAORDINARY GENERAL MEETING
to Be Held on April 24, 2026
(or any adjourned or postponed meeting thereof)

I/We_______________________ [insert name] of_______________________________[insert address] being the registered holder of_________________Class________ordinary shares1, par value $0.0015 per share, of SAIHEAT Limited (the “Company”) hereby appoint the Chair of the Extraordinary General Meeting (the “Chair”)2 or________________of___________________ as my/our proxy to attend and to vote for me/us and on my/our behalf at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held on April 24, 2026, at 9 a.m. (Eastern Standard Time) virtually at http://www.virtualshareholdermeeting.com/SAIH2026SM and in the event of a poll, to vote for me/us and on my/our behalf on the resolutions in respect of the matters specified in the Notice of EGM as indicated below, or if no such indication is given, in their discretion3.

Proposal 1: as a special resolution that:	i.	noting that: (A) at the extraordinary general meeting of the Company held on 26 February 2025, a reverse stock split of the Company’s ordinary shares at a ratio of 1-for-15 (the “Reverse Stock Split”) was approved and the fourth amended and restated memorandum and articles of association of the Company (the “Existing M&A”) were adopted to reflect the Reverse Stock Split; (B) the Reverse Stock Split was intended to consolidate all of the authorised shares in the share capital of the Company, including the class A ordinary shares, the convertible class B ordinary shares and the preference shares; and (C) due to typographical errors (the “Typographical Errors”), the resolutions in relation to the Reverse Stock Split were inadvertently misstated, and the Existing M&A were inadvertently misstated, such that, among others, (1) the number of preference shares in the share capital of the Company was incorrectly stated as zero, (2) the par value of the preference shares was not adjusted to reflect the Reverse Stock Split, (3) the date of adoption of the Existing M&A was incorrectly stated as 14 February 2025 in the Existing M&A, instead of 26 February 2025; and (4) following the Reverse Stock Split, the authorised share capital of the Company was misstated as US$35,000 divided into 22,024,624 class A ordinary shares of a par value of US$0.0015 each, 642,042 convertible class B ordinary shares of a par value of US$0.0015, and 0 preference shares of a par value of US$0.0001;

	ii.	the Typographical Errors in the resolutions passed at the extraordinary general meeting of the Company held on 26 February 2025 and in the Existing M&A be and are hereby corrected, and it is hereby confirmed that: (i) the Reverse Stock Split was intended to, and shall be deemed to have, consolidated all of the authorised shares in the share capital of the Company (including the class A ordinary shares, the convertible class B ordinary shares and the preference shares) at a ratio of 1-for-15, with a corresponding adjustment of the par value of each such share consolidated from US$0.0001 to US$0.0015; (ii) following the Reverse Stock Split, the authorised share capital of the Company is US$35,000 divided into 22,024,624 class A ordinary shares of a par value of US$0.0015 each, 642,043 convertible class B ordinary shares of a par value of US$0.0015 each, and 666,666 preference shares of a par value of US$0.0015 each (the “Correct Share Capital”); and (iii) the date of adoption of the Existing M&A is 26 February 2025; and

	iii.	the board of directors of the Company (the “Board”) be authorised to do all other acts and things as the Board considers necessary or desirable in connection with the correction of the Typographical Errors and the Correct Share Capital.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2: as a special resolution that:	i.	certain corrections be and are hereby made to the Existing M&A to reflect the Correct Share Capital, correct the Typographical Errors and correct the date of adoption to 26 February 2025, in the form set out in the corrected version of the Existing M&A attached hereto as Appendix 1 (the “Corrected M&A”), and the Existing M&A as so corrected shall continue in full force and effect;

	ii.	the Board be authorised to do all other acts and things as the Board considers necessary or desirable in connection with the foregoing resolutions, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands; and

	iii.	the Board be authorised to make such amendments, modifications or adjustments to the Corrected M&A as the Board may in its sole discretion consider necessary or desirable in order to satisfy any requirements of, or address any comments raised by, the Registrar of Companies in the Cayman Islands in connection with the filing of the Corrected M&A, including without limitation any amendments, modifications or adjustments to the authorised share capital provisions set out therein, provided that any such amendments, modifications or adjustments shall be consistent with the intent of the foregoing resolutions.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 3: as a special resolution that:	i.	the Corrected M&A be amended and restated by their deletion in their entirety and the substitution in their place with the fifth amended and restated memorandum and articles of association of the Company in the form attached hereto as Appendix 2 (the “Amended M&A”), with immediate effect;

	ii.	the Board be authorised to do all other acts and things as the Board considers necessary or desirable in connection with the foregoing resolutions, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands; and

	iii.	the Board be authorised to make such amendments, modifications or adjustments to the Amended M&A as the Board may in its sole discretion consider necessary or desirable in order to satisfy any requirements of, or address any comments raised by, the Registrar of Companies in the Cayman Islands in connection with the filing of the Amended M&A, including without limitation any amendments, modifications or adjustments to the authorised share capital provisions set out therein, provided that any such amendments, modifications or adjustments shall be consistent with the intent of the foregoing resolutions.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated	Signature(s)[4]

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote in their stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chair will be appointed as your proxy.

2.	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this Form of Proxy Card will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chair is preferred, strike out the words “the Chair of the Extraordinary General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in their stead. ANY ALTERATION MADE TO THIS FORM OF PROXY CARD MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the proxy will vote the shares in their discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy Card. Where the Chair acts as proxy and is entitled to exercise their discretion, they have indicated their intent to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at their discretion on any amendment to the resolutions referred to in the EGM Notice which has been properly put to the EGM.

This Form of Proxy Card is for use by shareholders only and must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

Whether or not you propose to attend the relevant meeting(s), you are strongly advised to complete and return this Form of Proxy Card in accordance with these instructions. To be valid, this proxy card must be completed, signed and returned (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the postage-paid envelope we have provided or returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible so that it is received before the Cut-off for holding the EGM, or to follow the internet and phone voting instructions as instructed elsewhere in this proxy card. Returning this completed form of proxy card will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

5.	A Special Resolution of the Company requires the approval of at least two-thirds of such members as, being entitled to do so, vote in person or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

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